United States securities and exchange commission logo





                               June 1, 2022

       Blake Janover
       Chief Executive Officer
       Janover Inc.
       6401 Congress Ave, Ste 250
       Boca Raton, FL 33487

                                                        Re: Janover Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted on May 2,
2022
                                                            CIK No. 0001805526

       Dear Mr. Janover:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted on May 2, 2022

       Cover Page

   1. According to your disclosure on pages 13 and 95 you are intending to register
                                                        Representative's
Warrants and the common shares underlying those warrants. Please revise your cover page
to indicate you are registering those securities as well, and please include them in your
filing fees exhibit, when filed.
   2. Please revise your cover page to better describe the different classes of stock you have that are currently
outstanding. This would include disclosure related to what series/class/share ownership structure
creates Mr. Janover's 99% voting interest in you. Also include disclosure that will
indicate what said structure will be following the offering, specifically noting what the public
will own in terms of series/class/shares of common stock and what
 Blake Janover
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         voting and economic interests that will translate to for public shareholders.
Prospectus Summary, page 1

3. In one of the opening paragraphs, please disclose your revenues and net losses for the most recent audited period to provide a snapshot of the company, and balance your summary disclosure.
Our Future, page 6

4. Please revise this section to indicate the percentage of your loan fees that come from lender networks and your borrower networks, or advise.
Our Competitive Advantages, page 7

5. Please provide support for your assertion that you "dominate Google for multifamily financing organic search results." Also provide more details on how you determined that
         Google "appreciates" what you do and how you are able to make that assertion. We also note your statements that you are democratizing commercial real estate finance and your marketplace is flexible (both on page 1), the statement on page 4 that the last significant innovation in commercial property finance was Microsoft excel, the statement that commercial lending is antiquated at page 5, and your statement on page 7 that it is hard to compete with you. Please revise to state these as beliefs or substantiate these claims to us.
6. In order to balance the disclosures in this section, please include a section that describes your Competitive Disadvantages. This would be separate and apart from the summary of your risk factors that begin on page 9.
The Offering, page 12

7. Please revise this section to include disclosure regarding the outstanding shares of common and preferred stock both prior to and following the offering. Also ensure that your footnotes on page 14 properly refer to shares outstanding prior to and after the offering as appropriate.
We are subject to concentration risk, page 20

8. Please identify any lenders that generate more then 10% of your platform generated revenue.
Our amended and restated certificate of incorporation and amended and restated bylaws designate a state or federal court..., page 42

9. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including
any    derivative
         action.    Please disclose whether this provision applies to actions
arising under the
         Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates
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         exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
Risk Factors
Our current lack of geographic diversity, page 43

10. We note your disclosure regarding geographic concentration in the U.S. Please revise to clarify if you have any regional geographic concentration, or within particular states, and any risks that may arise from such concentration.
Use of Proceeds, page 47

11. Please revise this section so that it is consistent with the disclosure you make in The
         Offering section regarding your intended use of proceeds. We also note the disclosure that the use of proceeds could include acquisitions. Please clarify if you have any current plans for acquisitions, including identifying the business, or advise. Refer to Item 504,
         Instruction 6, of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Year Ended December 31, 2021 and 2020, page 52

12. Please conform your dollar/expense reference and presentation, e.g. stock based compensation of $330,314 instead of approximately $330 thousand.
13. Please revise your next amendment to break out the material components of expense categories within Sales and Marketing and General and Administrative (e.g. salaries, commission and benefits, stock compensation expense). Consider using a tabular format to the extent it would helpful to investors. Also, discuss and analyze any known material trends, events, demands, commitments and uncertainties between periods. Refer to SEC
         Release 33-8350.
14. Please revise your next amendment to classify 'Net Income' as 'Net Income (Loss)' where applicable.
Growth Opportunities, page 67

15. Please disclose in this section more information regarding how you determined that your future projections are fair and accurate.
Competitive Advantage, page 70

16. We note your disclosure that you have multiple websites. Please clarify if you have more than the two websites that you disclose and please list any others as well, or advise.
         Please briefly expand upon your discussion regarding involvement with cmbs financing.
         For instance, clarify if you securitize pools of loans, or just work with lenders that do cmbs financing.
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Employees, page 73

17. Please indicate whether these 13 employees are full or part time employees. Also indicate here, as well as in the risk factor section the begins on page 37 the amount of time that Mr.
         Janover commits to you relative to his other multiple businesses. Current relationships and Related Party Transactions , page 84

18. Please enhance your disclosure to clarify if the transactions with your Founder are integral to the operations of Janover Inc. and if so, how.
Statements of Cash Flows, page F-7

19. Please tell us and revise your disclosures as necessary, how proceeds from future equity obligations, net of financing fees of $191,851 reconciles to the Level 3 rollforward on page F-12 and the new and return of SAFEs of $50,000 and $115,662, respectively as disclosed on page F-13.
Note 2. Summary of Significant Accounting Policies
Accounts Receivable, page F-9

20. Please expand your disclosure related to 'Accounts Receivable' to provide the following:
             the specific GAAP guidance you followed to form your accounting policy for your allowance for doubtful accounts;
             if you have had any receivables charged-off in the periods presented; and
             your charge-off policy under ASC 310-10-35-41.
Stock-Based Compensation, page F-10

21. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the shares underlying your equity issuances and the reasons for any differences between the recent valuations of your shares leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including equity compensation.
Notes to Financial Statements
Note 3. Fair Value Measurement, page F-11

22. Please tell us, and revise your next amendment, to provide quantitative information about significant unobservable inputs used in the fair value measurement of future equity obligations. Please also separately disclose the new and return 2021 SAFE activity in the
         Level 3 rollfoward and disclose how you considered these and 2021 equity transactions in the SAFE fair value determination at December 31, 2021. Refer to ASC 820-10-50-2-
         bbb(2).
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Janover Inc.
June 1, 2022
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Note 4 Future Equity Obligations, page F-13

23. Please tell us and revise your disclosures as necessary, how you accounted for the 2020 subscription receivable of $257,513, including how reflected in the Level 3 rollforward on page F-12.
Note 6. Income Taxes, page F-16

24. Please revise your next amendment to disclose the components of the net deferred tax liability or asset measured under ASC 740-10-30-5 as required by ASC 740-10-50.
General

25. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications.
26. Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.
       You may contact David Irving at 202-551-3321 or Michelle Miller at 202-551-3368 if
you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at 202-551-3234 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameBlake Janover                                Sincerely,
Comapany NameJanover Inc.
                                                               Division of
Corporation Finance
June 1, 2022 Page 5                                            Office of
Finance
FirstName LastName